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               [LETTERHEAD OF KOO KOO ROO(R) CALIFORNIA KITCHEN]

                                                                     EXHIBIT 5.1


FOR IMMEDIATE RELEASE                                      CONTACT: Robert Kautz
                                                                    CFO
                                                                    310-479-2080


                KOO KOO ROO ANNOUNCES STOCK REPURCHASE PROGRAM

     Los Angeles, CA, April 10, 1997, Koo Koo Roo, Inc. (Nasdaq National Market:
"KKRO") announced today that its Board of Directors has authorized a program to repurchase shares of the Company's stock. The Board approved the repurchase of up to one million shares of Koo Koo Roo common stock over a period of time to be determined by management.

     These repurchases will be made in open market or privately negotiated transactions from time to time in compliance with the SEC's Rule 10b-18, subject to market conditions, applicable legal requirements and other factors. This plan does not obligate Koo Koo Roo to acquire any particular amount of common stock and the plan may be suspended at any time at the Company's discretion.

     Robert Kautz, President and Chief Financial Officer, stated that, "The Board of Directors believes that the Company's common stock represents a sound investment at its recent trading prices. They and management are confident in the future of Koo Koo Roo and believe this repurchase program to be in the best interest of the Company and its stockholders."

     Koo Koo Roo operates 28 Koo Koo Roo California Kitchen restaurants, 24 of which are located in California, two in Florida, one in Colorado, and one in New York, serving freshly prepared foods including its Original Flame Broiled Skinless Chicken(R). The Arrosto Coffee Company, a subsidiary, operates a coffee bean micro-roastery which places over half of its output into licensed locations in ten Koo Koo Roo restaurants. Color Me Mine, also a subsidiary, operates a 20,000 square foot ceramics plant in California and has ten company-owned and six franchised paint-your-own ceramic studios located in California, New Jersey and Florida.


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